Exhibit 2

November 20, 2002

To the Shareholders of Fording Inc.:

You are invited to attend a Special Meeting of Securityholders of Fording Inc. that has been called to allow you to consider and vote upon the proposed conversion of Fording into an income trust, as well as related matters.

This conversion will be completed if two-thirds of Securityholders approve a Plan of Arrangement and a court rules that the conversion is fair to all those affected.

The Special Meeting of Fording Securityholders will be held at The Fairmont Palliser Hotel, 133 – 9th Avenue SW, Calgary, Alberta, T2P 2M3 on December 20, 2002 at 9:00 a.m. (Mountain Standard Time).

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE

FOR
THE PLAN OF ARRANGEMENT

Fording is well-suited to an income trust structure. It has a long history of positive cash flow, uninterrupted years of profitability, low sustaining capital expenditures and, in its current corporate form, Fording pays significant cash taxes.

The Company’s Board of Directors is recommending that you support the conversion because:

•	it unlocks the value of Fording’s significant cash flow for the benefit of Shareholders. For example, it is expected that the Fording Income Trust’s cash distribution for the quarter ending March 31, 2003 would be approximately $0.90 per Unit, compared with the Company’s current quarterly dividend of $0.15 per share;

•	it provides an enhanced platform for growth in which current Fording Shareholders can continue to participate;

•	it is fair to Shareholders, from a financial point of view, in the opinion of our financial advisors, RBC Capital Markets, who have also advised that the conversion is superior to the unsolicited offer made by Sherritt Coal Acquisition Inc. from a financial point of view;

•	it does not rule out future alternatives and allows the Board to continue to examine further value-enhancing transactions or other strategies.

With approval of the Plan and completion of the transaction:

•	Shareholders will receive one Unit of the Fording Income Trust and $3.00 cash for each Common Share held;

•	Shareholders with 20 shares or less will have the opportunity to receive cash reflecting the market value of their Common Shares;

•	Optionholders will receive equivalent-value “in-the-money” options exercisable for Trust Units.

YOUR VOTE IS IMPORTANT

Every vote matters. Securityholders will be entitled to one vote for each Common Share and Option held. For the Plan of Arrangement to proceed, it must be approved by at least 66 2/3% of the total votes cast at the meeting by the Shareholders and Optionholders.

MAKE AN INFORMED DECISION

The accompanying Information Circular contains a detailed description of the Plan of Arrangement, the Units, and the other matters to be considered at the Special Meeting. We urge you to become familiar with the enclosed material.

If you have any questions about the Plan of Arrangement or want assistance in filing your proxy, please contact our Information Agent, Georgeson Shareholder Communications Canada, toll free, at 1-866-254-7864 for service in English or 1-866-258-7293 for service in French. You may also wish to consult your financial, tax or other professional advisors.

YOUR BOARD OF DIRECTORS AND THE MANAGEMENT OF FORDING

ARE WORKING TO ENHANCE VALUE FOR YOU

Your Board and management take seriously their responsibility to enhance and maximize the value of your investment in Fording. We believe conversion to an income trust will achieve this objective. If an alternative is found that is superior, we will pursue it for the benefit of all Securityholders. We are committed to unlocking long-term value for you and to ensuring the conversion process is fair to all.

We welcome communication from you. We urge you to support the Plan of Arrangement.

Yours very truly,

Richard F. Haskayne, O.C., F.C.A. Chairman	James G. Gardiner President and Chief Executive Officer

IMPORTANT INFORMATION ABOUT THE SECURITYHOLDERS’ MEETING

The Special Meeting of Fording Securityholders will be held at The Fairmont Palliser Hotel, 133 – 9th Avenue SW, Calgary, Alberta, T2P 2M3 on December 20, 2002 at 9:00 a.m. (Mountain Standard Time).

HOW TO ENSURE YOUR VOTE COUNTS

If you are a Registered Shareholder, to be represented at the Special Meeting, you must either attend the meeting in person, or sign, date and return the enclosed GREEN form of proxy, or such other proper form of proxy prepared specifically for use at the meeting, to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, ON, M5J 2Y1.

If you are a Registered Shareholder, in order for your GREEN form of proxy to be counted at the meeting, it must be delivered personally, by courier or mail to Computershare Trust Company as indicated above. It may also be transmitted by facsimile to (416) 263-9524 (toll free 1-866-249-7775). It must be received not later than 5:00 p.m. (Mountain Standard Time) on December 18, 2002, or otherwise at least 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the Special Meeting.

A pre-paid, pre-addressed return envelope is enclosed for your convenience.

If you are not a Registered Shareholder, you will instead receive voting instruction forms from your broker or IICC, acting on your broker’s behalf. In order to vote in person or by proxy, you must return that form to them as they instruct.

Should you have any questions about voting, please contact Georgeson Shareholder Communications Canada, toll free, at 1-866-254-7864 for service in English or 1-866-258-7293 for service in French.

WHAT THE TRANSACTION MEANS TO YOU

Upon completion of the Plan of Arrangement, Shareholders will hold Units of Fording Income Trust instead of Common Shares of Fording Inc. except as noted below. They will continue to control the assets, operations and management of Fording.

Specifically, it means that:

•	If you hold Common Shares, you will receive one Unit of the Fording Income Trust and $3.00 cash for each Common Share held, unless you hold a small number of shares as described below or dissent;

•	If you are a “Small Non-Board Lot Holder” – a registered shareholder who, on the Record Date of the meeting, November 19, 2002, held 20 Common Shares or less, and continue to hold those Shares, and do not elect to receive Units – you will receive an amount, in cash, equal to the market price of such securities as of the effective date of the Plan of Arrangement.